WNC HOUSING TAX CREDIT FUND V, L.P.,
                                    SERIES 4
                               -------------------
                          Supplement Dated May 16, 1997
                        To Prospectus Dated July 26, 1995

         This Supplement is part of, and should be read in conjunction with, the Prospectus of WNC Housing Tax Credit Fund V, L.P., Series 4 ("Series 4") dated July 26, 1995 (the "Prospectus"), and the Supplement to Prospectus dated March 20, 1997. Capitalized terms used but not defined in this Supplement have the meanings given to them in the Prospectus.

TABLE OF CONTENTS                                                       Page

Status of Series 4 Offering................................................1
Local Limited Partnership Investments......................................1

STATUS OF SERIES 4 OFFERING

     The Fund is now offering a maximum of 25,000 Units in Series 4 on the terms set forth herein and in the Prospectus. As of the date hereof, Series 4 has received and accepted subscriptions in the amount of $16,750,450 (16,830 Units), of which $251,500 currently is represented by Promissory Notes.

LOCAL LIMITED PARTNERSHIP INVESTMENTS

     The Supplement dated March 20, 1997 includes a description of 10 Local Limited Partnership Interests, all of which have been acquired as of the date hereof. This Supplement includes a description of another Local Limited Partnership Interest acquired by Series 4. The Apartment Complexes owned by these 11 Local Limited Partnerships are located in seven states and are being or have been developed and constructed by 10 different development teams. Each of the Apartment Complexes has received a reservation of Low Income Housing Credits. While the Fund Manager believes that Series 4 is reasonably likely to retain an interest in each of these Local Limited Partnerships, Series 4 may not do so as a result of the failure by a Local Limited Partnership to satisfy one or more conditions precedent to the payment of each installment payment, the inability of Series 4 to raise additional capital necessary to complete the purchase of the Local Limited Partnership Interests, or other factors. Moreover, the terms of any acquisition may differ from those as described. Accordingly, investors should not rely on the ability of Series 4 to retain an investment in all these Local Limited Partnerships on the indicated terms in deciding whether to invest in Series 4.

     Series 4 has acquired a Local Limited Partnership Interest in Greyhound Associates I, L.P., a Missouri limited partnership ("GREYHOUND"). GREYHOUND owns the Greyhound Apartments in Windsor, Missouri.

     The following tables contain information concerning the Apartment Complex and the Local Limited Partnership identified herein:

                                          ACTUAL OR                                                        LOCAL LIMITED    YEAR
                                          ESTIMATED   ESTIMATED                             PERMANENT      PARTNERSHIP'S    CREDITS
                                          CONSTRUC-   DEVELOP-                              MORTGAGE       ANTICIPATED      TO BE
LOCAL        PROJECT                      TION        MENT COST    NUMBER OF      BASIC     LOAN           AGGREGATE        FIRST
LIMITED      NAME/NUMBER    LOCATION OF   COMPLETION  (INCLUDING   APARTMENT      MONTHLY   PRINCIPAL      TAX CREDITS      AVAIL-
PARTNERSHIP  OF BUILDINGS   PROPERTY      DATE        LAND COST)   UNITS          RENTS     AMOUNT         (1)              ABLE
----------  --------------  -----------   ----------  -----------  -------------  ---------  ------------  --------------  -------
GREYHOUND   Greyhound       Windsor      March       $1,382,000   16 2BR units   $270       $643,000        $1,127,500      1998
            Apartments      (Henry       1998                      8 3BR units   $305       MHDC (2)
                            County),
            3 buildings     Missouri




(1) Low Income Housing Credits are available over a 10-year period. For the year in which the credit first becomes available, Series 4 will receive only that percentage of the annual credit which corresponds to the number of months during which Series 4 was a limited partner of the Local Limited Partnership, and during which the Apartment Complex was completed and in service. See the discussion under "The Low Income Housing Credit" in the Prospectus.

(2) Missouri Housing Development Commission ("MHDC") will provide the mortgage loan for a term of 40 years at an annual interest rate of 1%. Principal and interest will be payable monthly based on a 40-year amortization schedule.


          The following is a discussion of the approximate population and general location of, and the employers in, the community in which the Apartment Complex is located:

          Windsor (GREYHOUND): Windsor (population 3,100) is in Henry County, in west-central Missouri, approximately 80 miles southeast of Kansas City, on State Highway 52. The major employers for residents of Henry County are U.S. Safety (Parmelee) (personal safety products), Windsor schools, and Royal Oaks Hospital.



                                                                                                                    ESTIMATED
                                                                                                           ACQUISI-
                                            LOCAL                          SHARING RATIOS:                 TION FEES
                                            GENERAL                        ALLOCATIONS      SERIES 4's     PAYABLE
LOCAL           LOCAL                       PARTNER'S      SHARING RATIOS: AND SALE OR      CAPITAL        TO
LIMITED         GENERAL        PROPERTY     DEVELOPMENT    CASH FLOW       REFINANCING      CONTRIBUTION   FUND
PARTNERSHIP     PARTNER        MANAGER (1)  FEE (2)        (3)             PROCEEDS         (4)            MANAGER
--------------- -------------- ------------ ------------- ---------------- --------------- ----------------- -----------
GREY-           WCM            WCM          $198,834      WNC: 15% but     99/1 (7)        $641,829          $64,180
HOUND           Community      Community                  no less than     50/.1/49.9 (8)
                Development    Development                $1,500 per year
                Corporation    Corporation                LGP: 40% of
                (5)            (5)                        the balance
                               The balance:
                               Lockwood                   WNC: 50%
                               Realty,                    LGP: 50%
                               Inc.
                               (6)


(1) The maximum annual management fee payable to the property manager generally is determined pursuant to lender regulations. The Local General Partner is authorized to employ either itself or one of its Affiliates, or a third party, as property manager for leasing and management of the Apartment Complex so long as the fee therefor does not exceed the amount authorized and approved by the lender for the Apartment Complex.

(2) The Local Limited Partnership will pay its Local General Partner or an Affiliate of its Local General Partner a development fee in the amount set forth, for services incident to the development and construction of the Apartment Complex, which services include: negotiating the financing commitments for the Apartment Complex; securing necessary approvals and permits for the development and construction of the Apartment Complex; and obtaining allocations of Low Income Housing Credits. This payment will be made in installments after receipt of each installment of the capital contributions made by Series 4.

(3) Reflects the amount of the net cash flow from operations, if any, to be distributed to Series 4 ("WNC") and the Local General Partner ("LGP") of the Local Limited Partnership for each year of operations. Generally, to the extent that the specific dollar amounts which are to be paid to WNC are not paid annually, they will accrue and be paid from sale or refinancing proceeds as an obligation of the Local Limited Partnership.

(4)  Series  4  will  make  its  capital  contributions  to  the  Local  Limited
Partnership in stages, with each contribution due when certain conditions regarding construction or operations of the Apartment Complex have been fulfilled. See "Investment Policies" and "Terms of the Local Limited Partnership Agreements" under "Investment Objectives and Policies" in the Prospectus.

(5) WCM Community Development Corporation ("WCM") is a Missouri non-profit corporation which was formed in 1996. WCM has developed 22 affordable properties. WCM has represented to Series 4 that, as of August 31, 1996, it had a fund balance in excess of $900,000.

                                       3

(6) Lockwood Realty, Inc. ("Lockwood") is a Missouri corporation which was formed in 1979, originally under the name of SMR Realty, Inc. Lockwood has been involved in property management for 18 years. Currently, Lockwood manages more than 6,000 units in 258 projects.

(7) Subject to certain special allocations, the profits, losses and Low Income Housing Credits of GREYHOUND will be allocated 99% to Series 4 and 1% to the Local General Partner. The Local Limited Partnership will also generate Missouri low income housing tax credits which will be allocated entirely to Affordable Equity Partners, Inc., a Missouri corporation which is the special limited partner.

(8) Reflects the respective percentage interests of (a) Series 4, (b) Affordable Equity Partners, Inc., the special limited partner, and (c) the Local General Partner, in any net cash proceeds from sale or refinancing of the Apartment Complex, after payment of the mortgage loan and other Local Limited Partnership obligations (see, e.g., note 3), and the following, in the order set forth: the capital contribution of Series 4; and the capital contribution of the Local General Partner.


                                       4